As filed with the Securities and Exchange Commission on February   1997
                                                                Registration No.
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                               I-FLOW CORPORATION
             (Exact name of Registrant as specified in its charter)

                                 2532 WHITE ROAD
                            IRVINE, CALIFORNIA 92614
                                 (714) 553-0888
               (Address, including zip code, and telephone number,
        including area code, of Registrant's Principal Executive Offices)

   CALIFORNIA                        3841                       33-0121984
(State or other            (Primary Standard Industrial      (I.R.S. Employer
jurisdiction of            Classification Code Number)       Identification No.)
incorporation or
organization)
                            ------------------------

                                 GAYLE L. ARNOLD
                             VICE PRESIDENT, FINANCE
                               I-FLOW CORPORATION
                                 2532 WHITE ROAD
                            IRVINE, CALIFORNIA 92614
                                 (714) 553-0888
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            ------------------------

                                   COPIES TO:
                                MARK W. SHURTLEFF
                           GIBSON, DUNN & CRUTCHER LLP
                          JAMBOREE CENTER, 4 PARK PLAZA
                            IRVINE, CALIFORNIA 92614
                                 (714) 451-3802

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

         If the only securities being registered in this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                          CALCULATION OF REGISTRATION FEE

===========================================================================================================
                                                         PROPOSED          PROPOSED
          TITLE OF EACH               AMOUNT              MAXIMUM           MAXIMUM         AMOUNT OF
       CLASS OF SECURITIES             TO BE             OFFERING          AGGREGATE      REGISTRATION
        TO BE REGISTERED           REGISTERED(1)      PRICE PER SHARE   OFFERING PRICE         FEE
-----------------------------------------------------------------------------------------------------------
COMMON STOCK                        4,835,271(2)       $    5.22(3)       $25,240,114       $7,648.52

===========================================================================================================

(1) Includes indeterminate number of shares of Common Stock that may be issued in connection with a stock split, stock dividend, recapitalization, etc.

(2)    Shares offered by certain Selling Shareholders.

(3) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) and based on the average of the high and the low prices of the Common Stock of Registrant reported on the Nasdaq Small-Cap Issues System for February 6, 1997.

================================================================================

PROSPECTUS

                               I-FLOW CORPORATION



                        4,835,271 SHARES OF COMMON STOCK


                                  -------------

         This Prospectus relates to an offering (the "Offering") of up to 4,835,271 shares of Common Stock (the "Common Stock") of I-Flow Corporation (the "Company"). The Offering includes the sale by certain selling shareholders (the "Selling Shareholders") of up to 2,301,161 shares of Common Stock (the "Resale Shares") which were previously issued in one or more private placement transactions, not involving a public offering; and up to 1,087,032 shares of Common Stock (the "Warrant Shares") issuable upon exercise of outstanding warrants which were previously issued in one or more private placement transactions, not involving a public offering; and up to 1,447,078 shares of Common Stock (the "Option Shares") issuable upon exercise of outstanding options which were previously issued in one or more transactions, not involving a public offering. The Company's Common Stock trades on the Nasdaq Small-Cap System under the symbol "IFLO". On February 6, 1997 the low bid price for the Common Stock was $5.06 and the high ask price was $5.38.

         The issuance of Warrant Shares may occur from time to time and at any time at the discretion of the warrant holder prior to the expiration date of the warrant. The issuance of Option Shares may occur from time to time and at any time at the discretion of the option holder prior to the expiration date of the option. It is expected that certain Selling Shareholders may offer the Resale Shares which they own, at any time and from time to time, directly through agents, dealers or underwriters in the over-the-counter market, or otherwise, on terms and conditions determined at the time of sale by the Selling Shareholders or as a result of private negotiations between buyer and seller. The Company will not receive any proceeds from the sale of the Resale Shares by the Selling Shareholders. Expenses of any such resale will be borne by the buyer and seller as they may agree.

                                 --------------

         THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND PROSPECTIVE PURCHASERS SHOULD CAREFULLY CONSIDER THE FACTORS SPECIFIED UNDER THE CAPTION "RISK FACTORS."

                                 --------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------

         THE DATE OF THIS PROSPECTUS IS FEBRUARY     , 1997

                                  RISK FACTORS


         In analyzing the Company and its business, prospective investors should read the entire Prospectus and carefully consider, among other things, the following risk factors:


1. ACCUMULATED DEFICIT.

         As of December 31, 1995 the Company's accumulated deficit was approximately $18.0 million. The year ended December 31, 1995 was the first profitable year for the Company with net income of $1,069,000. The Company had net losses of $1,673,000, and $2,636,000 for the years ended December 31, 1994, and 1993, respectively. There can be no assurance that the Company's profitability will continue in the future, and further losses may arise.



2. CONTINUED CAPITAL REQUIREMENTS.

         Prior to 1995, the Company had financed its operations and working capital requirements primarily through equity financings. During the year ended December 31, 1995, the Company's operating activities provided positive cash flow of $1,701,000. As of December 31, 1995, the Company had cash on hand of $5,628,000 and net receivables of $1,567,000. Management believes the Company's funds are sufficient to provide for its projected needs to maintain operations for the next 12 months.

         On July 22, 1996, the Company purchased substantially all of the assets of Block Medical, Inc. The assets were acquired for an aggregate purchase price of approximately $17.5 million. Consideration for the purchase consisted of the following: cash of $15,000,000, 433,018 shares of I-Flow Corporation Common Stock with a value of $2,000,000 as of the date of closing, and a warrant to purchase 250,000 shares of I-Flow Corporation Common Stock at an exercise price of $4.62, expiring July 22, 2001.

         In conjunction with the aforementioned acquisition of Block Medical Inc., the Company entered into a $4,000,000 note payable with a bank due in monthly installments bearing interest at the bank's prime rate plus 1.5% (11.25% at September 30, 1996) through July 2000. The note is collateralized by substantially all of the Company's assets and requires the Company to comply with certain covenants.

         Additionally, the Company increased the maximum available borrowing limit on its line of credit from $1,500,000 to $3,000,000 in July 1996 and extended the expiration date to July 1997.


3. NO ASSURANCE OF MARKET ACCEPTANCE.

         The Company markets its products primarily to the alternate care site provider. The Company's success in selling its products is intrinsically, although not exclusively, tied to the success of the home health care industry which is the largest group of alternate health care providers.

4. LIMITATIONS ON THIRD PARTY REIMBURSEMENT.

         The home healthcare industry is heavily dependent upon payment for its services by private insurers and governmental agencies. Changes in the reimbursement system could adversely affect this industry. The Company's products fall into the general category of infusion devices and related disposable products with regard to reimbursement issues. Reimbursements are not paid directly to the Company. Rather, users of the product (i.e., homecare groups or physicians) will request that their patients' health insurance provider provide them some form of reimbursement for the disposables that are consumed in a therapy and a pump rental fee for loaning the device to the patients. They typically also request fees for setting up the equipment and providing the associated visitation services that are usual and customary for infusion therapies.

         The Company believes that the current trend in the insurance industry (both private and governmental) has been to decrease reimbursement and move towards capitation, thereby encouraging providers to use the lowest cost method of delivering medications. No assurance can be given that this trend will continue or that the insurance industry will continue to provide any reimbursements.


5. RAPID TECHNOLOGICAL CHANGE AND INTENSE COMPETITION.

         The intravenous drug and nutrient infusion segment of the home health care industry is highly competitive. Some of the competitors have significantly greater resources than the Company for research and development, manufacturing and marketing, and may be better able to compete for a share of the market, even in areas in which the Company's products may be superior. There can be no assurance that the Company will be able to successfully compete in the infusion device industry. The industry is subject to technological changes and there can be no assurance that the Company will be able to maintain any existing technological lead long enough to establish its products and to obtain profitability.


6. PROPOSED HEALTH CARE REFORM.

         The Company's products are sold to health care providers and changes to the health care system may adversely affect the Company's ability to sell its products.


7. ATTRACTION AND RETENTION OF KEY PERSONNEL.

         The Company's ability to develop commercially viable products and to maintain a competitive position in a business environment characterized by intense competition and technological development depends upon its ability to attract and retain skilled scientific, engineering, management, sales and marketing personnel. Competition for the services of such personnel is intense, and there can be no assurance that the Company will be able to attract or retain the personnel necessary for the Company's success. The loss by the Company of the services of any of its key personnel could have a material adverse impact on the business and prospects of the Company. The Company has a key man life insurance policy ($1,000,000 face value) as to its President and Chief Executive Officer.


8. DEPENDENCE UPON COMPONENT SUPPLIERS.

         While the Company performs final assembly and testing of its Vivus, SideKick, Paragon, Band-It, Liberty and Medi-SIS infusion systems, certain component parts, including customized semiconductors, special motors and pumping mechanisms, and all molded products are obtained from independent contractors based upon specifications provided by the Company. Although the Company does not anticipate significant delays or disruption in the manufacture and delivery of its product, there can be no assurance that delays or disruptions will not occur. The loss or breakdown of the Company's relationship with its independent contractors could subject the Company to substantial delays in the delivery of its product to customers. Significant delays could subject the Company to possible cancellation of orders and the loss of customers.

         Micro Mo Electronics, Inc., St. Petersburg, Florida, is the sole supplier of the Company's DC motors utilized in the Vivus Infuser, and Foxboro, Inc., San Jose, California, is the sole supplier of the pressure transducers utilized in the Vivus Infuser. The Company, however, is currently investigating other vendors as backup suppliers. The Company believes that it is economically prohibitive to order from two or more vendors simultaneously and that it is the industry standard to select a primary vendor and have substitute vendors to call upon in an emergency situation. Certain other electronic components such as the keyboards, liquid crystal displays, and the circuit boards are also sole-sourced because of the customization of these components, but acceptable substitute vendors are believed to be generally available.

         The Company also believes that, should its sole-source suppliers be unwilling or unable to produce the components or sub-assemblies required for its products, it would not have substantial difficulty in replacing such vendors. However, there can be no assurance that the Company will be able to obtain uninterrupted supplies of critical components for its products.


9. PRODUCT LIABILITY ISSUES MAY ARISE.

         A defect in the design or manufacture of the Company's products, or in the failure of the devices to perform for the use which the Company specifies for the system, may subject the Company to claims of liability for injuries and otherwise. The Company has obtained product liability insurance in the amount of $4,000,000 including legal defense costs. Any substantial underinsured loss would have a material adverse effect on the Company's financial condition and the results of its operations. The Company believes that the amount of product liability insurance carried is comparable to similarly situated companies.


10. NO DIVIDEND.

         The Company has not paid and does not anticipate the payment of dividends on its Common Stock in the foreseeable future.


11. COMPANY IS DEPENDENT UPON GOVERNMENT REGULATIONS FOR THE MANUFACTURING AND MARKETING OF ITS PRODUCTS.

         The Company has been granted permission by the FDA to market the Vivus 4000 Infusion System, the SideKick, the Paragon, the Band-It Syringe Delivery System, the Liberty IV Bag Delivery System, and the Medi-SIS Syringe Infusion System. However, the marketing of medical devices such as the Company's products is subject to laws, rules and regulations administered by the FDA. Although such laws, rules and regulations currently in effect do not adversely impact the current operation of the Company or its ability to manufacture and market its products, there can be no assurance that such laws, rules and regulations will remain in effect, or that other laws, rules or regulations may not be enacted which might adversely impact the Company's ability to manufacture and market infusion devices.

         The Company is also subject to foreign regulations regarding the marketing and sale of its products. The Company must receive approvals from certain government agencies prior to the sale of products in certain countries. To date the Company has received certain of the necessary approvals and has been granted permission to use the "CE" mark on its products for import into the 18 member countries of the European Economic Union. However, there can be no assurances that such laws, rules and regulations will remain in effect, or that other laws, rules or regulations may not be enacted which might adversely impact the Company's ability to manufacture and market infusion devices in foreign countries.


12. DEPENDENCE UPON PATENTS AND PROPRIETARY TECHNOLOGY.

         The Company relies substantially upon its proprietary capabilities. The Company believes that its proprietary rights in multiple drug infusion technology may limit development and marketing by others of the disposable products used with the Company's Vivus 4000 Infusion System. The Company has received a patent on the Band-It Syringe Delivery System and the Company has U.S. patent applications pending for the Vivus 4000, the Vivus 4000/2, the SideKick, the Paragon, the Liberty and the Medi-SIS. Copyrights have been obtained for the Vivus programming software. There can be no assurance that others will not independently develop products with equivalent or superior capabilities or otherwise obtain access to the Company's capabilities.


13. MANUFACTURING DIFFICULTIES

         The Company has been manufacturing the Vivus product line for over four years, the SideKick for over three years, and the Paragon for over two years and has established that it can manufacture in commercial quantities. The Company may encounter difficulties scaling up production of its new products and hiring and training of additional qualified manufacturing personnel. The occurrence of difficulties as the Company manufactures its new products and increases production could lead to fluctuations in operating results and have an adverse effect on the Company's business, financial condition and results of operations.


14. LIMITED PUBLIC TRADING MARKET; POSSIBLE VOLATILITY OF STOCK PRICE.

         The Company's Common Stock has been traded publicly only since February 13, 1990, and since then has had only a few market makers. The current six-month average trading volume is approximately 2.8 million shares. There can be no assurance that a more active or established trading market for the Company's Common Stock will develop, or if developed that it will be maintained. The trading price of the Company's Common Stock could fluctuate significantly in response to variations in quarterly operating results and many other factors.


15. POTENTIAL FUTURE SALES OF SHARES PURSUANT TO RULE 144.

         A substantial number of the shares of the Company's outstanding Common Stock may be resold either through this Prospectus or pursuant to Rule 144 adopted under the Securities Act. Sales of substantial amounts of the Company's Common Stock in the public market could adversely affect the prevailing market price of the Common Stock.

16.  BLOCK MEDICAL ACQUISITION.

         With the recent acquisition of substantially all of the assets of Block Medical, Inc., the Company faces the operating challenges of integrating this somewhat larger business, including its manufacturing facility in Mexico. Additionally, Block Medical has not, until recently, been profitable. No assurances can be given that the Company will be able to effectively and rapidly integrate the business or operate it profitably. Further, the acquisition required material financing by the Company, which caused some dilution and debt leverage. Finally, the acquisition price resulted in the recording of intangible assets of approximately $7.4 million, which will have a negative impact on future earnings.


                              AVAILABLE INFORMATION


         I-Flow Corporation, a California corporation (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024; the John C. Kluczynski Building, 230 South Dearborn Street, Chicago, Illinois 60604, Room 3190; and 75 Park Place, New York, New York 10007, 14th Floor. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Website that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. The address of the Website is http:llwww.sec.gov. The Common Stock of the Company is traded on The Nasdaq Small-Cap Issues System. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

         This Prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         The following documents have been filed with the Commission and are incorporated herein by reference:



         1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995.

         2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

         3. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

         4. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

         5.   The Company's Current Report on Form 8-K dated July 22,
              1996.

         6. The Company's amended Current Report on Form 8-K/A filed October 2, 1996.

         7. The description of the Company's Common Stock contained in the Company's Registration Statement on Form S-1 (No. 33-41207-LA) including any amendment or report filed for the purpose of updating such description.



         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing of such documents.

         Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon the request of such person, a copy of any or all of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to the Chief Financial Officer of the Company at 2532 White Road, Irvine, California 92614 (Telephone: 714/553-0888).


                                   THE COMPANY


         When used in this discussion, the words "believes", "anticipates" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. The Company undertakes no obligation to republish revised forward-looking statements to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures made by the Company in this report which seek to advise interested parties of the factors that affect the Company's business, as well as in the Company's periodic reports on Forms 10-K, 10-Q and 8-K filed with the Commission.

         I-Flow Corporation (the "Company" or "I-Flow") designs, develops, manufactures and markets technically advanced, ambulatory infusion systems that administer antibiotics, analgesics, chemotherapeutic agents, hormones, nutrients, hydration therapies and other medical treatments to patients. The Company's devices are designed for portability, convenience, reliability, economy and technical sophistication such that cost effective healthcare may be delivered at various sites -- most frequently, the home, hospitals and physician offices.

         In 1990, I-Flow received U.S. Food and Drug Administration (the "FDA") permission to market the Vivus 4000(TM) Infusion System, its first product, and in 1991 emerged from its development stage. The Vivus 4000(TM) Infusion System is a remotely programmable ambulatory infusion system capable of delivering up to four different solutions, each at its own schedule. In July 1992, I-Flow began marketing a reusable, low cost IV infusion pump for the delivery of antibiotics, the SideKick(TM). It offers cost and convenience benefits to customers, and quality-of-life advantages to patients. In May 1993, the Company began to market the Paragon(TM), a low cost IV drug delivery system for chemotherapy, pain medications and other critical drugs which need to be administered at very low flow rates over many days. Late in 1994, the Company began to market the elite, an electronic Paragon with an "end of infusion" alarm. Both the Paragon and the elite are reimbursable under existing Medicare product codes.

         The Company received permission to market five new products from the FDA during 1995: (1) the Band-It(TM) Drug Delivery System which the Company believes is an advantageous choice for delivering medications that can be concentrated in a 10-cc syringe -- such as antibiotics, diuretics and bolus chemotherapy, (2) the Fixed Rate Gravity Set which is used with standard IV bags and provides for the delivery of medications and intravenous fluids at a controlled flow rate, (3) the Liberty, a mechanical-only pump designed to deliver medications from a standard hospital IV mini-bag, (4) the Medi-SIS(TM), a mechanical syringe pump which uses unique spring technology to deliver medications from standard syringes and (5) a bolus device for patient controlled analgesia (PCA). Except for the PCA device, the Company began marketing these new products in 1996.

         The Company was incorporated in the State of California in July 1985. The Company's corporate offices are located at 2532 White Road, Irvine, California 92614. The telephone number is (714) 553-0888.

         The ambulatory infusion market may be thought of as having four segments: (1) the high end, sophisticated, multiple-therapy, computer-controlled devices, (2) the single drug electro-mechanical, single-therapy, single-channel infusion devices normally costing $2,000 or more to purchase, (3) reusable, mechanical-only infusion pumps, and (4) disposable or one time use devices such as elastomeric infusers, which are relatively expensive on a cost per dose delivered basis.

         I-Flow's first product, the Vivus System, competes in the high end as a technologically advanced infusion pump. As the number of patients requiring multiple drugs or multiple therapies increases, the Company believes this segment should expand and overlap portions of the second segment.

         The Company's more recent products (including the SideKick, Paragon, elite, and the new products, the Band-It, Liberty and Medi-SIS) are designed to be innovative, low-cost, mechanical alternatives for infusion therapies which compete in the second, third and fourth segments of the market. In fact, the Company currently has the only reusable mechanical-only infusion pumps which, because of their low cost per dose delivered, can compete as a low cost alternative to elastomeric infusers. These reusable mechanical-only pumps may also replace some of the electro-mechanical pumps in the market, which cost considerably more. The new products expand the Company's marketplace to include inpatient as well as outpatient institutions and are designed to address the managed-care issues of cost without compromising patient care.

         Two new products that were introduced towards the end of 1995 are:

         The Band-It Syringe Delivery System -- An inexpensive system for infusing a standard Becton-Dickinson syringe. Cost per dose is below the cost of standard gravity systems.

         Fixed Flow Rate Gravity Sets -- An easy-to-use gravity set that utilizes a standard IV bag and eliminates the need for drop counting. This set also reduces the chance of accidental medication free-flow. Nursing and patient training time is greatly reduced.

         Two additional products, the Liberty and the Medi-SIS, have recently been introduced and provide a system for both inpatient and outpatient institutions. These new systems of IV infusion products are designed to be the lowest cost per dose systems on the market.

         Distribution of the Vivus and the four new products introduced since late 1995 is currently managed directly through the I-Flow sales force as well as through regional and national medical equipment distributors. As of January, 1997, the Company had 12 internal sales representatives located throughout the United States. The Company is actively pursuing additional distribution arrangements for its new products.

         In November 1994, the Company signed an exclusive national distribution agreement with SoloPak Pharmaceuticals Inc. ("SoloPak") for the SideKick, Paragon and elite product lines. During the year ended December 31, 1994, the Company received a $500,000 non-refundable fee in consideration for an option included in the agreement for the purchase of the U.S. distribution rights for these products in June of 1996. In March 1996, this agreement was superseded with a new agreement in which SoloPak purchased the exclusive right and license to manufacture and sell the products in the U.S. and Puerto Rico. Pursuant to the new agreement, SoloPak paid the Company $1.3 million in consideration of the license in March 1996 and will pay the Company guaranteed royalties of $1.0 million per quarter during each of the three succeeding quarters in 1996. Additionally, SoloPak will pay I-Flow a royalty equal to two percent of their net sales of the products for the 1997 and 1998 calendar years. Per the terms of the agreement, I-Flow has the right of first refusal to supply SoloPak with services and assistance in assembling the completed products until March 1998. The Company retained the rights to sell the products outside the United States and Puerto Rico.

         The Company sells the SideKick and Paragon into the international market and has signed agreements with distributors in various countries. Currently, the Company is selling its products through distributors in the Canada, Brazil, the Benelux Countries, Germany, England, Ireland, Italy, Mexico, Spain, Korea, Australia, New Zealand and Israel.

         On July 3, 1996, the Company entered into an agreement for the purchase of substantially all of the assets of Block Medical, Inc., a wholly-owned subsidiary of Hillenbrand Industries, Inc. The transactions contemplated by this agreement were consummated on July 22, 1996. The assets were acquired for an aggregate purchase price of approximately $17.5 million. The purchase price was allocated to the net assets acquired, in-process research and development and goodwill. The amount allocated to in-process research and development, approximately $5 million, has been expensed as of the acquisition date. Consideration for the purchase consisted of the following: cash of $15,000,000, 433,018 shares of I-Flow Corporation Common Stock with a value of $2,000,000 as of the date of closing, and a warrant to purchase 250,000 shares of I-Flow Corporation Common Stock at an exercise price of $4.62, expiring July 22, 2001.



                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Resale Shares by the Selling Shareholders. The Company may, in the future, receive proceeds from the sale of Common Stock issuable upon exercise of certain warrants or options but only if such warrants or options are exercised and then only in an amount equal to the exercise price thereof multiplied by the number of warrants or options exercised. The Company expects to use any such proceeds for working capital and general corporate purposes.

                              SELLING SHAREHOLDERS

         The Selling Shareholders (which term includes their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this Prospectus any or all of the Resale Shares, option shares or Warrant Shares. The following table shows the number of shares of Common Stock beneficially owned by each Selling Shareholder as of the date shown and the number of Resale Shares, option shares or Warrant Shares that may be offered for the account of such Selling Shareholder pursuant to this Prospectus, assuming that all of the Resale Shares, option shares or Warrant Shares indicated below as being beneficially owned by each Selling Shareholder are to be offered pursuant to this Prospectus. The information about each Selling Shareholder has been obtained from that Selling Shareholder. Except as described in the footnotes below, none of the Selling Shareholders holds any position or office with, has been employed by, or has otherwise had a material relationship with the Company or its affiliates within the past three years. Because the Selling Shareholders may offer all or some portion of the Resale Shares, option shares or Warrant Shares pursuant to this Prospectus, no estimate can be given as to the amount of the Resale Shares, option shares or Warrant Shares that will be held by the Selling Shareholders upon termination of any such offering.

                                                                                            (2)
                                                                      (1)              Resale Shares,
                                                                 Number of Shares     option shares or
                                                                   Beneficially        Warrant Shares
                                                                   Owned as of        Covered by This
           Name of Beneficial Owner                              January 22, 1997       Prospectus
           ------------------------                              ----------------     ----------------
           Shareholders in 1993 & 1995
             Private Placements (3)
           ------------------------

           American Equities Overseas, Inc.                           10,059               10,059

           Axa Banque                                                488,400              198,000

           Bank Von Ernst                                              5,000                5,000

           Banque Privee Edmond    Rothschild                          7,000                7,000

           Courcoux Bouvet SA.                                        43,000               38,000

           Cruttenden Roth, Inc.                                      75,000               75,000

           James J. Dal Porto (4)                                    296,468              211,000

           Donald M. Earhart (4)                                   1,142,610              527,500

           Emerge Capital                                             65,000               40,000

           France Finance IV                                         176,500              165,000

           Manfred Goodman                                             4,000                4,000

           Groupama Gestion                                          400,000              250,000

           Groupe des Assurances Nationale    (GAN)                  176,750              176,750

           Hillenbrand Industries, Inc. (5)                          683,018              683,018

           Julantis Trading                                           14,060                5,700

           Kelebe Investment Corp                                     19,000               19,000

           Leopold Joseph (Guernsey)                                  20,000               20,000

           Lesley H. Levy                                              4,000                4,000

                                                                      (1)
                                                                 Number of Shares            (2)
                                                                   Beneficially         Resale Shares
                                                                   Owned as of         Covered by This
           Name of Beneficial Owner                              January 22, 1997        Prospectus
           ------------------------                              ----------------        ----------
           Robert S. London                                           75,000               75,000

           Mizebourne Investment Corp                                 26,500               10,000

           Deborah G. Page                                             4,903                4,903

           James V. Proesel                                           14,716               14,716

           Herbert I. Rosen                                           21,250               21,250

           Ann Safriet Pension Plan                                   17,265               17,265

           Joel Safriet Pension Plan                                  29,735               29,735

           Samisa Investment Corp                                     22,500               22,500

           David R. Selmer                                             2,483                2,483

           Jack H. Setian                                             27,900               27,900

           Silicon Valley Bank                                        40,000               40,000

           Synalgest SA                                               50,000               50,000

           Henry T. Tai, M.D. (6)                                    411,367              107,694

           Chelu Travieso-Earhart                                      9,591                8,004

           Union Bancaire Prive, Geneve                                5,000                5,000

           Vitali Maritime Corp                                       35,455               10,000

           J. Watling                                                  5,000                5,000

           Windy City, Inc. (7)                                       92,551               18,869

           Convertible Preferred Shareholders with
             Registration Rights  (8)
             -----------------------

           Fremont Proactive Partners, L.P.  (9)                      62,433               62,433

           Lagunitas Partners, L.P.  (9)                             416,216              416,216

           Proactive Partners, L.P.  (9)                             832,432              832,432

           Proactive Investment   Managers, L.P.  (9)                114,844              114,844


           Other Selling Shareholders (10)                                                500,000
                                                                                          -------



                                                         TOTAL                          4,835,271
                                                                                        =========

         (1) Beneficial ownership includes shares issuable upon exercise of warrants and options.

         (2) Shares owned, or to be owned, by this Selling Shareholder, the resale of which is offered for the account of such Shareholder by this Prospectus.

         (3) Includes shares issued by the Company: (i) in December 1993 in a private placement of Units for $2.00 per Unit, with each Unit consisting of two shares of Common Stock and a warrant, expiring December 1996, to purchase one share of Common Stock at an exercise price of $3.00 per share; and (ii) in July 1995 in a private placement from a special warrant exercise program which authorized a reduction in the exercise price of certain warrants for a limited period of time expiring July 31, 1995. The shares listed for these Selling Shareholders include shares issuable upon exercise of such warrants.

         (4) This Selling Shareholder is an officer as well as a director of the Company.

         (5) Such number represents the maximum number of shares of Common Stock issuable upon exercise of a warrant assuming that Hillenbrand Industries, Inc. exercises its warrant for 250,000 shares of Common Stock (subject to adjustment as provided in the warrant). As of the date of this Prospectus, that warrant is not exercisable and therefore Hillenbrand Industries, Inc. owns 433,018 shares of Common Stock.

         (6)   This Selling Shareholder is a director of the Company.

         (7) Joel Kanter, a director of the Company, is the President of Windy City, Inc.

         (8) Includes Series B Preferred Shares, which are convertible into 700,000 shares of Common Stock, issued by the Company in October 1992 in a private placement. As part of this placement, the Company also granted warrants, expiring October 5, 1997, to purchase 607,032 shares of Common Stock at exercise prices ranging from $2.40 to $4.80 per share. The shares listed for these Selling Shareholders to be registered in this Prospectus includes shares issuable upon exercise of such warrants.

         (9) Charles McGettigan, a director of the Company, is a general partner of Proactive Investment Managers, L.P. which is the general partner of Proactive Partners, L.P. Mr. McGettigan is the general partner of Fremont Proactive Partners, L.P., and is affiliated with the general partner of Lagunitas Partners, L.P.

        (10) These shares may be resold from time to time, pursuant to this Prospectus, by other Selling Shareholders. The names and other relevant information with respect to these shareholders will be provided by a Supplement to this Prospectus.

                              PLAN OF DISTRIBUTION

         The Resale Shares may be sold from time to time in one or more transactions at a fixed offering price, at varying prices determined at the time of sale or at negotiated prices. Such sales may be made to purchasers directly by the Selling Shareholders or, alternatively, the Selling Shareholders may offer the Resale Shares through underwriters, dealers, brokers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Resale Shares for whom they may act as agents. The Selling Shareholders and any underwriters, dealers, brokers or agents that participate in the distribution of Resale Shares may be deemed to be underwriters, and any profits on the sale of the Resale Shares by them and any discounts, commissions or concessions received by any such underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

         To the extent required at the time a particular offer of the Resale Shares by the Selling Shareholders is made, a supplement to this Prospectus will be distributed which will set forth the number of Resale Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, the purchase price paid by any underwriter for the Resale Shares purchased from the Selling Shareholders, and any discounts, commissions, or concessions allowed or reallowed to dealers, including the proposed selling price to the public.

         The Common Stock offered hereby by the Company upon exercise of outstanding warrants (the "Warrant Shares") shall be issued to holders of such warrants upon exercise thereof at the election of the warrant holder in accordance with the terms of the warrants. Warrants may be exercised, in whole or in part, by the holders thereof by giving written notice of the exercise to the Company or its agent.

         The Common Stock offered hereby by the Company upon exercise of outstanding options (the "Options Shares") shall be issued to holders of such options upon exercise thereof at the election of the option holder in accordance with the terms of the options. Options may be exercised, in whole or in part, by the holders thereof by giving written notice of the exercise to the Company or its agent.



                                  LEGAL MATTERS

         The validity of the issuance of the Warrant Shares, Options Shares or Resale Shares offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, 4 Park Plaza, Jamboree Center, Irvine, California 92614.



                                     EXPERTS

        The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


        The financial statements incorporated in this prospectus by reference from the Company's Current Report on Form 8-K dated July 22, 1996 of Block Medical, Inc. for the year ended December 2, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         SEC Registration Fee..........................................$ 7,649
         Printing......................................................  3,000*
         Legal Fees and Expenses....................................... 15,000*
         Accounting Fees and Expenses..................................  5,000*
         Blue Sky Fees and Expenses....................................  7,000*
         Miscellaneous.................................................  2,000*
                                                                       -------

         Total.........................................................$39,649*
                                                                       =======

         *  This amount is an estimate that is subject to future contingencies.

         The foregoing expenses will be paid in 1997. Additional expenses where material will be reported by amendment to this Registration Statement. The Company will bear all expenses for the preparation and filing of the Registration Statement and certain other expenses. The Selling Shareholders will pay no portion of the foregoing expenses.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Under Section 317 of the California General Law (the "CGCL"), the Company is in certain circumstances permitted to indemnify its directors and officers against certain expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with threatened, pending or completed civil, criminal, administrative or investigative actions, suits or proceedings (other than an action by or in the right of the Company), in which such persons were or are parties, or are threatened to be made parties, by reason of the fact that they were or are directors or officers of the Company, if such persons acted in good faith and in a manner they reasonably believed to be in the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In addition, the Company is in certain circumstances permitted to indemnify its directors and officers against expenses incurred in connection with the defense or settlement of a threatened, pending or completed action by or in the right of the Company, and against amounts paid in settlement of any such action, if such persons acted in good faith and in a manner they believed to be in the best interests of the Company and its shareholders provided that the specified court approval is obtained.

         Under Section 204(a)(10) of the CGCL, the personal liability of a director for monetary damages in an action brought by or in the right of the corporation for breach of the director's duty to the corporation and its shareholders may be eliminated, except for the liability of a director resulting from (i) acts or omissions involving intentional misconduct or the absence of good faith, (ii) any transaction from which a director derived an improper personal benefit, (iii) acts or omissions showing a reckless disregard for the director's duty, (iv) acts or omissions constituting an unexcused pattern of inattention to the director's duty or (v) the making of an illegal distribution to shareholders or an illegal loan or guaranty.

         As permitted under the CGCL, the Restated Articles of Incorporation of the Company provide that the personal liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent permissible under California law. The Restated Articles of Incorporation of the Company also provide that the Company is authorized to provide indemnification for its directors and officers for breach of their duty to the Company and its shareholders through Bylaw provisions or through agreements with the directors and officers, or both, in excess of the indemnification otherwise permitted by Section 317 of the CGCL. The Company's Bylaws provide for indemnification of its directors and officers to the fullest extent permitted by
Section 317 of the CGCL.

         Directors and officers of the Company are covered by a Directors and Officers' Liability Policy issued by Steadfast Insurance Company.



ITEM 16. EXHIBITS.

         Set forth below is a list of the exhibits filed as part of this Registration Statement:


EXHIBIT NO.                                            EXHIBIT
-----------                                            -------

3.1(1)               Restated Articles of Incorporation of the Company

3.2(2)               Certificate of Amendment to Restated Articles of Incorporation dated June 14, 1991

3.3(3)               Certificate of Amendment to Restated Articles of Incorporation dated May 12, 1992

3.4(3)               Certificate of Determination covering the Company's Series B Preferred Stock filed with the
                     Secretary of State on October 5, 1992

3.5(2)               Restated Bylaws as of July 22, 1991 of the Company

4.1(3)               Specimen Common Stock Certificate

4.2(4)               Form of Warrant (Class F) dated October 5, 1992 included in units sold in
                     1992 private placement of Series B Preferred Stock

4.3(5)               Form of Warrant (Class G) dated December 17, 1993 included in units sold in 1993 private placement

4.4(5)               Certificate of Adjustment to Underwriter Warrants, dated December 17, 1993

4.5(6)               Form of Warrant (Class H) dated June 3, 1994, issued in conjunction with a consulting agreement

4.6                  Form of Warrant dated July 3, 1996, issued in conjunction with the purchase of substantially all of the assets of Block Medical, Inc.

4.7                  Form of Warrant dated July 18, 1996, issued in conjunction with the borrowing of funds from Silicon Valley Bank.

5.1*                 Opinion of Legal Counsel (relating to legality of securities being registered).

10.1(7)              Agreement for Purchase and Sale of Assets dated as of July 3, 1996 By and Among I-Flow Corporation,
                     Block Medical, Inc. and Hillenbrand Industries, Inc.

23.1                 Independent Auditors' Consent

23.2*                Consent of Legal Counsel (included in Exhibit 5.1 hereto)

24                   Power of Attorney (included on signature page hereto)

---------------

*  To be filed by amendment.

        (1) Incorporated by reference to exhibit with this title filed with the Company's Form 10-K for its fiscal year ended September 30, 1990.

        (2) Incorporated by reference to exhibit with this title filed with the Company's Registration Statement (#33-41207-LA) declared effective August 8, 1991.

        (3) Incorporated by reference to exhibit with this title filed with the Company's Post Effective Amendment to its Registration Statement (#33-41207-LA) declared effective November 6, 1992.

        (4) Incorporated by reference to exhibit with this title filed with the Company's Form 10-K for its fiscal year ended December 31, 1992.

        (5) Incorporated by reference to exhibit with this title filed with the Company's Form 10-K for its fiscal year ended December 31, 1993.

        (6) Incorporated by reference to exhibit with this title filed with the Company's Form 10-K for its fiscal year ended December 31, 1994.

        (7) Incorporated by reference to exhibit with this title filed with the Company's Current Report on Form 8-K/A filed October 2, 1996.



ITEM 17.  UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                 (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities as that time shall be deemed to be the initial bona fide offering thereof;

        (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned Company hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons controlling the Company pursuant to the provisions described in Item 15 above the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on February 5, 1997.

                                                  I-FLOW CORPORATION

                                                  BY:      Donald M. Earhart /s/
                                                     ---------------------------
                                                           Donald M. Earhart
                                                           President & CEO


                                POWER OF ATTORNEY

         Each person whose signature appears below constitutes and appoints Gayle L Arnold and James J. Dal Porto his or her true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him or her and his or her name, place and stead, at any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, all with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, with full powers and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on February 5, 1997.

               Signature                      Title
               ---------                      -----

      Donald M. Earhart /s/          Chairman, President, & CEO
      -------------------------
      Donald M. Earhart

      James J. Dal Porto /s/         Director, Executive Vice President
      -------------------------      and Chief Operating Officer
      James J. Dal Porto

      Gayle L. Arnold /s/            Principal Financial and Accounting Officer
      -------------------------
      Gayle L. Arnold

      John H. Abeles /s/             Director
      -------------------------
      John H. Abeles, M.D.

      Jack H. Halpering /s/          Director
      -------------------------
      Jack H. Halperin

      Joel S. Kanter /s/             Director
      -------------------------
      Joel S. Kanter

      Erik H. Loudon /s/             Director
      -------------------------
      Erik H. Loudon

      Charles C. McGettigan /s/      Director
      -------------------------
      Charles C. McGettigan

      Henry T. Tai /s/               Director and Secretary
      -------------------------
      Henry T. Tai, Ph.D., M.D.